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EXHIBIT 99.1
                        ADDITION OF AN AFFILIATED COMPANY

1. Affiliated
     - Name of Company:         POSCO Terminal Co., Ltd.
     - Paid in capital:         500(Million Won)
     - Total assets:            500(Million Won)
     - Business Area:           Transport, store, unload, sort and mix process
                                steel materials in bulk freights including coal, iron ore, Mn ore and alloy iron, which becomes available for supply to customers

2. Investment Amount:           255(Million Won)
     - Number of shares
       acquired:                51,000
     - Shareholding ratio
       after acquisition (%):   51%

3. Name of company group:       POSCO

4. Total number of affiliated companies:
     - before addition:         14
     - after addition:          15

5. Total assets of affiliates
     - before addition:         20,540,217(Million Won)
     - after addition:          20,540,717(Million Won)

6. Reasons for addition:        POSCO to invest 255M won, equivalent of
                                51% ownership.